[redacted]

SECURI 06002718 ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18316

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tweedy Browne Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Park Avenue
(No. and Street)

New York NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Glenn Finn-COO 212-916-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

125 High Street Boston MA 02110
(Address) (City) (State) (Zip Code)

PROCESSED
APR 27 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2006 WASH, D.C. 205

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher H. Browne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tweedy Browne Company LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHELDON S. HSU
Notary Public, State of New York
No. 31-4902013
Qualified In New York County
Term Expires April 4, 2006

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditor's Report on Internal Accounting Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tweedy, Browne Company LLC

Financial Statements and Supplemental Schedules Pursuant to SEC Rule 17a-5
December 31, 2005

Tweedy, Browne Company LLC
Index
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Members of Tweedy, Browne Company LLC

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in members' capital and cash flows present fairly, in all material respects, the financial position of Tweedy, Browne Company LLC (the "Company") at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 23, 2006

Tweedy, Browne Company LLC
Statement of Financial Condition
December 31, 2005

Assets	
Current assets	
Cash and cash equivalents	$ 5,391,789
Investment advisory fees receivable	8,649,391
Secured demand notes receivable	800,000
Receivable from clearing broker	33,331
Other current assets	525,944
Total current assets	15,400,455
Security deposits	604,363
Furniture, equipment and leasehold improvements, (net of accumulated depreciation and amortization of $3,116,958)	2,371,855
Total assets	$ 18,376,673
Liabilities and Members' Capital	
Current liabilities	
Accounts payable and other accrued liabilities	$ 1,485,381
Accrued professional fees	56,004
Note payable	69,748
Total current liabilities	1,611,133
Commitments and contingencies (Note 8)	-
Subordinated indebtedness	800,000
Members' capital	15,965,540
Total liabilities and members' capital	$ 18,376,673

The accompanying notes are an integral part of these financial statements.

Tweedy, Browne Company LLC
Statement of Operations
Year Ended December 31, 2005

Revenues	
Investment advisory fees	$ 145,903,234
Performance-based management fees	830,254
Brokerage commissions	774,006
Interest and other income	349,782
Total revenues	147,857,276
Expenses	
Employee compensation and benefits	13,027,458
Selling, general and administrative	5,260,972
New York City unincorporated business taxes	3,713,402
Facilities and related expenses	2,514,973
Professional fees	1,575,263
Depreciation and amortization	411,572
Interest	81,335
Total expenses	26,584,975
Net income	$ 121,272,301

The accompanying notes are an integral part of these financial statements.

Tweedy, Browne Company LLC
Statement of Changes in Members' Capital
Year Ended December 31, 2005

	Managing Member	Non-Managing Members	Total
Members' capital, beginning of year	$ 8,954,427	$ 5,680,076	$ 14,634,503
Distributions to members	(72,806,103)	(47,135,161)	(119,941,264)
Net income	71,816,133	49,456,168	121,272,301
Members' capital, end of year	$ 7,964,457	$ 8,001,083	$ 15,965,540

The accompanying notes are an integral part of these financial statements.

Tweedy, Browne Company LLC
Statement of Cash Flows
Year Ended December 31, 2005

Reconciliation of net income to net cash provided by operating activities	
Net income	$ 121,272,301
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	411,572
Changes in assets and liabilities	
Increase in investment advisory fees receivable	(807,432)
Decrease in receivable from clearing broker	68,682
Increase in other current assets	(509,266)
Decrease in accounts payable and other accrued liabilities	(69,967)
Decrease in accrued professional fees	(32,391)
Net cash provided by operating activities	120,333,499
Cash flows from investing activities	
Purchase of furniture, equipment and leasehold improvements	(2,127,039)
Net cash used in investing activities	(2,127,039)
Cash flows from financing activities	
Distributions paid	(119,941,264)
Repayment of note payable	(257,496)
Net cash used in financing activities	(120,198,760)
Decrease in cash and cash equivalents	(1,992,300)
Cash and cash equivalents, beginning of year	7,384,089
Cash and cash equivalents, end of year	$ 5,391,789
Cash paid during the year for	
Unincorporated business taxes	$ 4,354,407
Interest	41,345

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Tweedy, Browne Company LLC (the "Company") is a limited liability company organized in the state of Delaware, registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and an investment advisor, and is a member of the National Association of Securities Dealers ("NASD"). The Company is an introducing broker-dealer that clears its transactions through Bear, Stearns Securities Corp. on a fully disclosed basis. It provides brokerage services to its clients primarily in connection with its money management operations. As a registered investment advisor, it provides investment advisory services to various high net worth individuals and institutions. Additionally, as more fully explained in Note 9, the Company is the investment advisor to two registered investment companies, four related domestic investment partnerships and four related Passive Foreign Investment Companies. The Company was reorganized on October 9, 1997 as a successor to the business of Tweedy, Browne Company L.P. (the "Predecessor Partnership"). Immediately following the conversion to a limited liability company, the former partners of the limited partnership sold an equity interest of approximately 71% to Affiliated Managers Group, Inc. ("AMG"). AMG became the managing member and the former partners of the limited partnership continued as nonmanaging members. AMG's equity interest has subsequently increased to 72.8%.

The Company's headquarters are located in New York City. It also has a research satellite office in London, U.K. to conduct securities research in connection with foreign investments. All accounts are maintained in U.S. dollars.

2. Significant Accounting Policies

Basis of Presentation
The financial statements of the Company are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts included in the financial statements and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers any investment with an original maturity of three months or less to be a cash equivalent.

Furniture, Equipment and Leasehold Improvements
Property, equipment and software are stated at cost and are being depreciated over their estimated useful lives, ranging from 3 to 7 years, using the straight-line method or an accelerated method beginning in the year an item was placed in service. The difference between the accelerated method and the straight-line method is not material. Leasehold improvements, which are at cost, are amortized over the shorter of their estimated useful lives or the term of the leases.

Revenue Recognition
The Company's revenues consist primarily of investment advisory fees and brokerage commissions, which are recognized as revenue when earned. Investment advisory fees from the two registered investment companies are recognized as earned and are billed semi-monthly based on average net assets over the period. The majority of the investment advisory fees from managed accounts are billed in advance on a quarterly basis. Fees billed in advance are deferred and recognized over the period earned. Performance-based management fees on managed accounts are generally earned based upon a percentage of the increase in value of the various portfolios due solely to the appreciation in value of securities plus interest, dividends or other income for the period and are recognized at the end of the measurement period, typically quarterly or annually. Brokerage commissions are recognized on a trade date basis and are remitted by the clearing broker on a monthly basis after necessary offsets for clearing charges and execution costs. Such clearing charges and execution costs are included within selling, general and administrative in the Statement of Operations. During 2004, the Company changed its commission structure such that it attempts to limit its brokerage commissions to an amount that approximates the clearing charges and execution costs on the respective trade.

Guarantees
In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties. The Company's maximum exposure under these arrangements is unknown as they involve future claims that have not occurred and may not occur. However, based on our experience, management expects the risk of loss to be remote.

Income Taxes
The Company is not subject to federal or state income taxes. The members are responsible for reporting their proportionate share of the Company's income on their separate returns. The Company is subject to New York City unincorporated business taxes, which is based on a percentage of New York City business income, as defined by the tax rules. This is reflected as an expense in the Statement of Operations.

3. Receivable from Clearing Broker

The Company is an introducing broker that clears its customer security transactions through Bear Stearns Securities Corporation on a fully disclosed basis. The Company pays its clearing broker a fixed ticket charge for clearing its transactions. At December 31, 2005, $33,331 is due from clearing brokers, consisting principally of commissions due on transactions after deductions for clearing and other execution charges.

4. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2005 are summarized as follows:

Computer equipment and software	$ 2,796,160
Furniture and fixtures	280,817
Leasehold improvements	2,411,836
	5,488,813
Less: Accumulated depreciation and amortization	(3,116,958)
	$ 2,371,855

Depreciation and amortization expense amounted to $411,572 for the year ended December 31, 2005.

5. Note Payable

As of December 31, 2005, a note payable of $69,748, related to the procurement of furniture and equipment, was outstanding, which is due in May 2006. The interest rate of the note is 7.5% and interest expense for the year ended December 31, 2005 was $17,345. The note is valued at cost which approximates the fair value.

6. Subordinated Indebtedness

On July 1, 1989, the Predecessor Partnership entered into a subordinated loan agreement with two of its general partners. In 1995, one of the general partners retired, but remains a party to the subordination agreement. The individuals provided interest-free collateralized demand notes receivable in the amount of $400,000 each to the Company in exchange for subordinated notes payable which call for interest at the rate of 6% per annum. The notes are valued at cost which approximates the fair value. These notes are due on September 30, 2006. The resulting liability for repayment of such notes is subordinated to all other claims of general creditors. The subordinated notes have been approved by the NASD and are available for computing net capital under the SEC's Uniform Net Capital Rule 15c3-1. To the extent that such debt is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. The Company has decided not to renew this subordinated indebtedness.

The demand notes are collateralized by marketable securities of certain current and former non-managing members having a market value at December 31, 2005 in excess of $8,500,000. Interest expense on the above subordinated indebtedness amounted to $48,000 for the year.

7. Profit Sharing Plan

The Company has a noncontributory profit sharing plan (the "Plan") that covers all eligible employees of the Company. The Company's contribution to the Plan for the year ended December 31, 2005 amounted to $918,812, of which $18,812 was payable by the Company at December 31, 2005 and is included in accounts payable and other accrued liabilities on the Statement of Financial Condition.

8. Commitments and Contingencies

The Company currently leases office space in New York and London, U.K. under lease agreements expiring August 31, 2015 and November 30, 2012, respectively. In addition, with respect to the New York office, the Company has entered into an operating lease for certain computers, software, and furniture. Rent expense under these leases for the year ended December 31, 2005 was $1,648,886 for the New York office and $127,083 for the U.K. office.

The lease commitments provide for minimum annual rental payments as follows:

	New York City	London, U.K.
2006	$ 1,770,121	$ 75,914
2007	1,711,644	75,914
2008	1,711,644	75,914
2009	1,471,585	75,914
2010	1,946,449	75,914
2011 and thereafter	9,083,428	145,502
	$ 17,694,871	$ 525,072

The London amounts above are translated from British pounds at the December 31, 2005 exchange rate. These minimum rentals are subject to escalation or reduction based upon certain costs incurred by the landlord and, with respect to the London office, by real estate tax for each year that the premise is actually occupied by the Company.

The Company is subject to claims, legal proceedings and other contingencies in the ordinary course of its business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably to the Company. The Company establishes accruals for matters that are probable and can be reasonably estimated. Management believes that any liability in excess of these accruals upon the ultimate resolution of these matters will not have a material adverse effect on the financial condition of the Company.

9. Related Party Transactions

In addition to commissions and investment advisory fees from unrelated customers, the Company receives investment advisory fees and commission income for securities brokerage services performed for four domestic investment limited liability companies, wherein certain of the nonmanaging members of the Company are members and the Company is the managing member, and for four Passive Foreign Investment Companies, wherein certain of the nonmanaging members of the Company are stockholders and the Company is the investment advisor. For the year ended December 31, 2005, such commissions and investment advisory fees amounted to $386,709 and $10,893,020, respectively. At December 31, 2005, investment advisory fees receivable from such products were $1,030,071.

The Company has distribution agreements with Tweedy, Browne Fund Inc. as the exclusive sales agent for Tweedy, Browne Global Value Fund and Tweedy, Browne American Value Fund (the "Funds"). The Company is the investment advisor for each of these funds and the aforementioned non-managing members of the Company are officers and/or directors of Tweedy, Browne Fund Inc. During the year ended December 31, 2005, the Company earned investment advisory fees of $86,524,969 from the Tweedy, Browne Global Value Fund and $7,943,268 from the Tweedy, Browne American Value Fund, respectively, of which $5,007,636 and $404,547, respectively, were receivable at December 31, 2005.

Under the Cash Management Program agreement with the managing member, the Company makes loans to the managing member of excess cash and earns a competitive rate of return. The Cash Management Program allows the Company to apply loan program balances against amounts due to the managing member for their income allocation distributions. For the year ended December 31, 2005, the Company earned $233,687 in interest income under the Cash Management Program.

10. Distributions and Allocations

The Limited Liability Company Agreement (the "Agreement") governing the operations of the Company contain provisions which call for the allocation of income and gain to capital accounts and subsequent distribution to its members. This is generally in proportion to their respective ownership percentage, as defined in the Agreement. Distributions are generally the only amounts received by members for their LLC unit ownership or services provided to the Company.

11. Net Capital Requirement

As a registered broker-dealer, the Company is subject to SEC Rule 15c3-1, the Uniform Net Capital Rule. This rule prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital as those terms are defined in SEC Rule 15c3-1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company computes its net capital under the aggregate indebtedness method permitted by SEC Rule 15c3-1 which requires the Company to maintain net capital equal to the greater of $5,000 or 6-2/3 percent of aggregate indebtedness (a maximum ratio of 15 to 1) as those terms are defined by the rule. At December 31, 2005, the Company had net capital of $10,435,499, which was $10,328,090 in excess of its required net capital of $107,409. The Company's net capital ratio was .15 to 1 at December 31, 2005.

The Company is exempt from the provisions of SEC Rule 15c3-3 because it does not receive any funds or securities in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

12. Concentrations

The Company maintains its cash balances in two major New York City banks. The balances in these accounts usually exceed the insurance limits of the Federal Deposit Insurance Corporation. The Company is subject to credit risk should these financial institutions be unable to fulfill their obligations. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on such deposits.

The majority of the Company's brokerage transactions, and consequently the concentration of its credit exposure, is with broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company seeks to control credit risk by monitoring credit limits and requiring collateral where appropriate.

The Company generates the majority of its revenues by providing management, investment advisory, and shareholder services to domestic customers. Revenues are also generated by the Company's securities brokerage business. Fees for services are mainly asset or transaction based and, as a result, the Company's revenues may fluctuate based on the performance of financial markets.

Tweedy, Browne Company LLC
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2005

Total members' capital	$ 15,965,540
Add: subordinated indebtedness	800,000
Total capital and allowable subordinated liabilities	16,765,540
Less: nonallowable assets	
Property, equipment and leasehold improvements, net	2,371,855
Managed accounts receivables and other assets	3,870,883
Other charges - Excess deductible on Fidelity bond	87,303
Total nonallowable assets	6,330,041
Net capital	10,435,499
Less: minimum net capital requirement (the greater of 6 2/3% of aggregate indebtedness or $5,000)	107,409
Excess net capital	$ 10,328,090
Aggregate indebtedness	$ 1,611,133
6-2/3% of aggregate indebtedness	107,409
Percent of aggregate indebtedness to net capital	15%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited Form X-17A Part II or IIA FOCUS Report as of December 31, 2005, filed by the Company on January 26, 2006.

Tweedy, Browne Company LLC
Schedule II - Computation for Determining Reserve Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
December 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemptions appearing in paragraph (k)(2)(ii) of that rule, as all customer transactions are cleared through Bear, Stearns Securities Corporation, another registered broker-dealer, on a fully disclosed basis.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

**Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5**

To the Members of Tweedy, Browne Company LLC

In planning and performing our audit of the financial statements and supplemental schedules of Tweedy, Browne Company LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and (2) determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2006